Exhibit 99.1

BAYTEX ENERGY CORP.
Share Award Incentive Plan
The Board of Directors of Baytex Energy Corp. (the "Corporation") has adopted this Share Award Incentive Plan (the "Plan") to govern the issuance of Share Awards to Service Providers.

1.	Purposes
The principal purposes of the Plan are as follows:

(a)	to retain and attract qualified Service Providers that the Corporation and Baytex Affiliates require;

(b)
to promote a proprietary interest in the Corporation by such Service Providers and to encourage such persons to remain in the employ or service of the Corporation and Baytex Affiliates and put forth maximum efforts for the success of the affairs of the Corporation and the business of the Baytex Affiliates; and

(c)	to focus management of the Corporation and Baytex Affiliates on operating and financial performance and long-term Total Shareholder Return.

2.	Definitions
As used in this Plan, the following words and phrases shall have the meanings indicated:

(a)
"Adjustment Ratio" means, with respect to any Share Award, the ratio used to adjust the number of Common Shares to be issued on the applicable Issue Dates pertaining to such Share Award determined in accordance with the terms of the Plan; and, in respect of each Share Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted thereafter by increasing the Adjustment Ratio on each Dividend Payment Date, effective on the day following the Dividend Record Date, by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Dividend, expressed as an amount per Common Share, paid on that Dividend Payment Date, multiplied by the Adjustment Ratio immediately prior to the Dividend Record Date for such Dividend and having as its denominator the Reinvestment Price;

(b)
"Baytex Affiliate" means a corporation, partnership, trust or other entity that is controlled by the Corporation or that is controlled by the same person that controls the Corporation. For purposes of this definition, a person (the first person) is considered to control another person (the second person) if the first person, directly or indirectly, has the power to direct the management and policies of the second person by virtue of: (i) ownership of or direction over voting securities in the second person, (ii) a written agreement or indenture, (iii) being the general partner or controlling the general partner of the second person, or (iv) being the trustee of the second person;

(c)	"Black-Out Period" means a period of time imposed by the Corporation upon certain designated persons during which those persons may not trade in any securities of the Corporation;

Exhibit 99.1

(d)	"Board" means the board of directors of the Corporation as it may be constituted from time to time;

(e)	"Cessation Date" means the date that is the earlier of:

(i)	the date of the Service Provider's termination or resignation, as the case may be; or

(ii)	the date that the Service Provider ceases to be in the active performance of the usual and customary day-to-day duties of the Service Provider's position or job, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being a Service Provider;

(f)	"Change of Control" means:

(i)
a successful "take-over bid" (as defined in the Securities Act (Alberta), as amended from time to time), pursuant to which the "offeror" as a result of such take-over bid beneficially owns, directly or indirectly, in excess of 50% of the outstanding Common Shares; or

(ii)	any change in the beneficial ownership or control of the outstanding securities or other interests which results in:

(I)	a person or group of persons "acting jointly or in concert" (as defined in the Securities Act (Alberta), as amended from time to time), or;

(II)	an "affiliate" or "associate" (each as defined in the Business Corporations Act (Alberta), as amended from time to time) of such person or group of persons;
holding, owning or controlling, directly or indirectly, more than 30% of the outstanding voting securities or other interests of the Corporation; or

(iii)	Incumbent Directors no longer constituting a majority of the Board; or

(iv)
the completion of an arrangement, merger or other form of reorganization of the Corporation where the holders of the outstanding voting securities or interests of the Corporation immediately prior to the completion of the arrangement, merger or other form of reorganization will hold 50% or less of the outstanding voting securities or interests of the continuing entity upon completion of the arrangement, merger or other form of reorganization; or

(v)
the winding up or termination of the Corporation or the sale, lease or transfer of all or substantially all of the directly or indirectly held assets of the Corporation to any other person or persons (other than pursuant to an internal reorganization or in circumstances where the business of the Corporation is continued and where the securityholdings in the continuing entity and the constitution of the board of directors or similar body of the continuing entity is such that the transaction would not be considered a "Change of Control" if paragraphs (ii) and (iii) above were applicable to the transaction), or

Exhibit 99.1

(vi)	any determination by a majority of the Board that a Change of Control has occurred or is about to occur and any such determination shall be binding and conclusive for all purposes of the Plan;
provided that a Change of Control shall be deemed not to have occurred if a majority of the Board, in good faith, determines that a Change of Control was not intended to occur in the particular circumstances in question and any such determination shall be binding and conclusive for all purposes of the Plan;

(g)	"Committee" has the meaning set forth in Section 3 hereof;

(h)	"Common Shares" means common shares of the Corporation;

(i)
"Corporate Performance Measures" for any period that the Committee in its sole discretion shall determine, means the performance measures to be taken into consideration in granting Share Awards under the Plan and determining the Payout Multiplier in respect of any Performance Award, which may include, without limitation, the following:

(i)	Relative Total Shareholder Return;

(ii)	Recycle Ratio;

(iii)	activities related to growth of the Corporation and the Baytex Affiliates;

(iv)	average production volumes of the Corporation and the Baytex Affiliates;

(v)	unit costs of production of the Corporation and the Baytex Affiliates;

(vi)	total proved reserves (on a net basis) of the Corporation and the Baytex Affiliates;

(vii)	key leading and lagging indicators of health, safety and environmental performance of the Corporation and the Baytex Affiliates;

(viii)	the execution of the Corporation's strategic plan as determined by the Board; and

(ix)	such additional measures as the Committee or the Board, in its sole discretion, shall consider appropriate in the circumstances;

(j)	"Dividend" means any dividend paid by the Corporation in respect of the Common Shares, whether in the form of cash or Common Shares, expressed as an amount per Common Share;

(k)	"Dividend Payment Date" means any date that a Dividend is paid to Shareholders;

(l)	"Dividend Record Date" means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;

(m)	"Exchange" means the TSX and such other stock exchange(s) on which the Common Shares are then listed and posted for trading from time to time;

(n)	"Expiry Date" means the fifth anniversary of the grant date of the Restricted Award or the Performance Award, as applicable, or such other date as determined by the Committee in

Exhibit 99.1

its sole discretion, provided that in no circumstances shall the Expiry Date exceed seven (7) years from the applicable grant date;

(o)
"Fair Market Value" means the volume weighted average of the prices at which the Common Shares traded on the TSX (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Committee in its sole discretion) for the five (5) trading days on which the Common Shares traded on the said exchange immediately preceding such date. In the event that the Common Shares are not listed and posted for trading on any stock exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Committee in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Committee from time to time acting reasonably and in good faith;

(p)	"Grantees" has the meaning set forth in Section 4 hereof;

(q)
"Incumbent Directors" means any member of the Board who was a member of the Board at the effective date of the Plan and any successor to an Incumbent Director who was recommended or elected or appointed to succeed any Incumbent Director by the affirmative vote of the Board, including a majority of the Incumbent Directors then on the Board, prior to the occurrence of a transaction, transactions, elections or appointments giving rise to a Change of Control;

(r)	"Issue Date" means, with respect to any Share Award, the date upon which Common Shares awarded thereunder shall be issued to the Grantee of such Share Award;

(s)
"Leave of Absence" means a Service Provider being absent from active employment or active service as a result of sabbatical, disability, education leave, maternity or parental leave, or any other form of leave approved by the Committee;

(t)	"Non-Management Director" means a director of the Corporation who is not an officer or employee of the Corporation or a Baytex Affiliate;

(u)	"Payout Multiplier" means the payout multiplier determined by the Committee in accordance with Section 6(d) hereof;

(v)
"Peer Comparison Group" means, generally, public Canadian oil and gas issuers that in the opinion of the Committee are competitors of the Corporation and which shall be determined from time to time by the Committee in its sole discretion;

(w)
"Performance Award" means an award of Common Shares under the Plan designated as a "Performance Award" in the Share Award Agreement pertaining thereto, which Common Shares shall be issued on the Issue Date(s) determined in accordance with Section 6(c)(ii) hereof, subject to adjustment pursuant to the provisions of such section;

Exhibit 99.1

(x)
"Recycle Ratio" means a measure of capital efficiency calculated by dividing the after-tax netback of production by the cost of adding reserves, or calculated in such other manner as may be determined by the Committee in its sole discretion;

(y)
"Reinvestment Price" means the price, expressed as an amount per Common Share, paid by participants in the Corporation's dividend reinvestment plan to reinvest their Dividends in additional Common Shares on a Dividend Payment Date, provided that if the Corporation has suspended the operation of such plan or does not have such a plan, then the Reinvestment Price shall be equal to the Fair Market Value of the Common Shares on the trading day immediately preceding the Divided Payment Date;

(z)
"Relative Total Shareholder Return" means the percentile rank, expressed as a whole number, of Total Shareholder Return relative to returns calculated on a similar basis on securities of members of the Peer Comparison Group over the applicable period;

(aa)
"Restricted Award" means an award of Common Shares under the Plan designated as a "Restricted Award" in the Share Award Agreement pertaining thereto, which Common Shares shall be issued on the Issue Dates(s) determined in accordance with Section 6(c)(i) hereof, subject to adjustment pursuant to the provisions of such section;

(bb)	"Service Providers" has the meaning set forth in Section 4 hereof;

(cc)	"Share Award" means a Restricted Award or Performance Award made pursuant to the Plan;

(dd)	"Share Award Agreement" has the meaning set forth in Section 6 hereof;

(ee)	"Shareholder" means a holder of Common Shares;

(ff)	"Successor" has the meaning set forth in Section 9 hereof;

(gg)
"Total Shareholder Return" means, with respect to any period, the total return to Shareholders on the Common Shares calculated using cumulative Dividends on a reinvested basis and the change in the trading price of the Common Shares on the TSX over such period (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one stock exchange, on such stock exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Committee in its sole discretion); and

(hh)	"TSX" means the Toronto Stock Exchange.

3.	Administration
The Plan shall be administered by the Compensation Committee of the Board (the "Committee"), provided that the Board shall have the authority to appoint itself or another committee of the Board to administer the Plan. In the event that the Board appoints itself or another committee of the Board to administer the Plan, all references in the Plan to the Committee will be deemed to be references to the Board or such other committee of the Board, as applicable.
The Committee shall have the authority in its sole discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable

Exhibit 99.1

in the administration of the Plan, subject to and not inconsistent with the express provisions of this Plan and of Section 10 hereof, including, without limitation:

(a)	the authority to grant Share Awards;

(b)	to determine the Fair Market Value of the Common Shares on any date;

(c)	to determine the Service Providers to whom, and the time or times at which Share Awards shall be granted and shall become issuable;

(d)	to determine the number of Common Shares to be covered by each Share Award;

(e)	to determine members of the Peer Comparison Group from time to time;

(f)	to determine the Corporate Performance Measures and the Payout Multiplier in respect of a particular period;

(g)	to prescribe, amend and rescind rules and regulations relating to the Plan;

(h)	to interpret the Plan;

(i)	to determine the terms and provisions of Share Award Agreements (which need not be identical) entered into in connection with Share Awards; and

(j)	to make all other determinations deemed necessary or advisable for the administration of the Plan.
The Committee may delegate to one or more of its members, to the President and Chief Executive Officer of the Corporation or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan.
For greater certainty and without limiting the discretion conferred on the Committee pursuant to this Section, the Committee's decision to approve the grant of a Share Award in any period shall not require the Committee to approve the grant of a Share Award to any Service Provider in any other period; nor shall the Committee's decision with respect to the size or terms and conditions of a Share Award in any period require it to approve the grant of a Share Award of the same or similar size or with the same or similar terms and conditions to any Service Provider in any other period. The Committee shall not be precluded from approving the grant of a Share Award to any Service Provider solely because such Service Provider may previously have been granted a Share Award under this Plan or any other similar compensation arrangement of the Corporation or a Baytex Affiliate. No Service Provider has any claim or right to be granted a Share Award.

4.	Eligibility and Award Determination
Share Awards may be granted only to persons who are employees, officers or directors of the Corporation or any Baytex Affiliate or who are consultants or other service providers to the Corporation or any Baytex Affiliate (collectively, "Service Providers"); provided, however, that the participation of a Service Provider in the Plan is voluntary. For greater certainty, a transfer of

Exhibit 99.1

employment or services between the Corporation and a Baytex Affiliate or between Baytex Affiliates shall not be considered an interruption or termination of the employment of a Grantee for any purpose of the Plan. In determining the Service Providers to whom Share Awards may be granted ("Grantees") and the number of Common Shares to be covered by each Share Award, the Committee may take into account such factors as it shall determine in its sole discretion, including, if so determined by the Committee, any one or more of the following factors:

(a)	compensation data for comparable benchmark positions among the Peer Comparison Group;

(b)	the duties, responsibilities, position and seniority of the Grantee;

(c)
the Corporate Performance Measures for the applicable period compared with internally established performance measures approved by the Committee and/or similar performance measures of members of the Peer Comparison Group for such period;

(d)	the individual contributions and potential contributions of the Grantee to the success of the Corporation;

(e)	any bonus payments paid or to be paid to the Grantee in respect of his or her individual contributions and potential contributions to the success of the Corporation;

(f)	the Fair Market Value or current market price of the Common Shares at the time of such Share Award; and

(g)	such other factors as the Committee shall deem relevant in its sole discretion in connection with accomplishing the purposes of the Plan.

5.	Reservation of Common Shares
Subject to Sections 6(c)(i)(III), 6(c)(ii)(III), 6(i) and 9 hereof, the number of Common Shares reserved for issuance from time to time pursuant to Share Awards granted and outstanding hereunder at any time shall not exceed a number of Common Shares equal to 3.8% of the aggregate number of issued and outstanding Common Shares. This prescribed maximum may be subsequently increased to any specified amount, provided the increase is authorized by a vote of the Shareholders.
If any Share Award granted under this Plan shall expire, terminate or be cancelled for any reason without the Common Shares issuable thereunder having been issued in full, any unissued Common Shares to which such Share Award relates shall be available for the purposes of the granting of further Share Awards under this Plan.

6.	Terms and Conditions of Share Awards
Each Share Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a written agreement between the Corporation and the Grantee (a "Share Award Agreement") which agreement shall comply with, and be subject to, the requirements of the Exchange and the following terms and conditions (and with such other terms and conditions as the Committee, in its sole discretion, shall establish):

(a)	Type of Share Awards - The Committee shall determine the number of Common Shares to be awarded to a Grantee pursuant to the Share Award in accordance with the provisions set

Exhibit 99.1

forth in Section 4 hereof and shall designate such award as either a "Restricted Award" or a "Performance Award", as applicable, in the Share Award Agreement relating thereto.

(b)
Limitations on Share Awards - No one Service Provider may be granted any Share Award which, together with all Share Awards then held by such Grantee, would entitle such Grantee to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis. In addition: (i) the number of Common Shares issuable to insiders at any time, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Common Shares. For this purpose, "insiders" and "security based compensation arrangements" have the meanings ascribed thereto in Part VI of the Company Manual of the TSX. The number of Common Shares issuable pursuant to this Plan to Non-Management Directors, in aggregate, will be limited to a maximum of 0.25% of the issued and outstanding Common Shares and the value of all Share Awards granted to any Non-Management Director during a calendar year, as calculated on the date of grant, cannot exceed $150,000 (for purposes of monitoring compliance with these limitations, a Payout Multiplier of 1.0 will be assumed for any Performance Awards).

(c)	Issue Dates and Adjustment of Share Awards

(i)
Restricted Awards: Subject to Section 6(f) hereof, with respect to any Restricted Award, the Issue Dates for the issuance of Common Shares thereunder shall be as follows unless otherwise determined by the Committee (and, for greater certainty, the Committee may in its sole discretion impose additional or different conditions to the determination of the Issue Dates in respect of the issue of Common Shares pursuant to any Restricted Award including, without limitation, performance conditions), provided that the Grantee remains in continuous employment or service with the Corporation or a Baytex Affiliate through the applicable Issue Date:

(A)	as to one-sixth of the Common Shares awarded pursuant to such Restricted Award, on the six month anniversary of the grant date of the Restricted Award; and

(B)
as to a further one-sixth of the Common Shares awarded pursuant to such Restricted Award, on the twelve, eighteen, twenty-four, thirty and thirty-six month anniversaries of the grant date of the Restricted Award;

provided, however, that:

(I)
where a Grantee is on a Leave of Absence, the Issue Date or Issue Dates for any Restricted Awards held by such Grantee shall be suspended until such time as such Grantee returns to active employment or active service, provided that: (x) where the period of the Leave of Absence exceeds three (3) months, the Issue Date for any Restricted Award that occurs during or subsequent to the period of the Leave of Absence shall be extended by (and no adjustments shall be made to the Adjustment Ratio for Dividends that are paid during) the duration of the Leave of Absence, (y) the

Exhibit 99.1

extended Issue Date or Issue Dates may be adjusted forward or backward to the closest regularly scheduled Issue Date (typically being January 18 or July 1 of each year) and (z) if any such extension would cause the Issue Date or Issue Dates to extend beyond the Expiry Date, the Restricted Awards to be issued on such Issue Date or Issue Dates shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee;

(II)
where an Issue Date occurs on a date when a Grantee is subject to a Black-Out Period, such Issue Date shall be extended to a date which is within three business days following the end of such Black-Out Period;

(III)
in the event of any Change of Control prior to the Issue Dates determined in accordance with the above provisions of this Section 6(c)(i), and regardless of whether or not a Grantee is on a Leave of Absence, the Issue Date for all Common Shares awarded pursuant to such Restricted Award that have not yet been issued as of such time shall be the date which is immediately prior to the date upon which a Change of Control is completed; and

(IV)
immediately prior to each Issue Date, the number of Common Shares to be issued on such Issue Date shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such Restricted Award.

(ii)
Performance Awards: Subject to Section 6(f) hereof, with respect to any Performance Award, the Issue Dates for the issuance of Common Shares thereunder shall be as follows unless otherwise determined by the Committee (and, for greater certainty, the Committee may in its sole discretion impose additional or different conditions to the determination of the Issue Dates in respect of the issue of Common Shares pursuant to any Performance Award), provided that the Grantee remains in continuous employment or service with the Corporation or a Baytex Affiliate through the applicable Issue Date:

(A)	as to one-sixth of the Common Shares awarded pursuant to such Performance Award, on the six month anniversary of the grant date of the Performance Award; and

(B)
as to a further one-sixth of the Common Shares awarded pursuant to such Performance Award, on the twelve, eighteen, twenty-four, thirty and thirty-six month anniversaries of the grant date of the Performance Award;

provided, however, that:

(I)
where a Grantee is on a Leave of Absence, the Issue Date or Issue Dates for any Performance Awards held by such Grantee shall be suspended until such time as such Grantee returns to active employment or active service, provided that: (x) where the period of the Leave of Absence exceeds three (3) months, the Issue Date

Exhibit 99.1

for any Performance Award that occurs during or subsequent to the period of the Leave of Absence shall be extended by (and no adjustments shall be made to the Adjustment Ratio for Dividends that are paid during) the duration of the Leave of Absence, (y) the extended Issue Date or Issue Dates may be adjusted forward or backward to the closest regularly scheduled Issue Date (typically being January 18 or July 1 of each year) and (z) if any such extension would cause the Issue Date or Issue Dates to extend beyond the Expiry Date, the Performance Awards to be issued on such Issue Date or Issue Dates shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee;

(II)
where an Issue Date occurs on a date when a Grantee is subject to a Black-Out Period, such Issue Date shall be extended to a date which is within three business days following the end of such Black-Out Period;

(III)
in the event of any Change of Control prior to the Issue Date determined in accordance with the above provisions of this Section 6(c)(ii), and regardless of whether or not a Grantee is on a Leave of Absence, the Issue Date for all Common Shares awarded pursuant to such Performance Award that have not yet been issued as of such time shall be the date which is immediately prior to the date upon which a Change of Control is completed; and

(IV)
immediately prior to each Issue Date, the number of Common Shares to be issued on such Issue Date shall be adjusted by multiplying such number by (1) the Adjustment Ratio applicable in respect of such Performance Award, and (2) the Payout Multiplier applicable to such Performance Award at such time.

Notwithstanding any other provision of this Plan, but subject to the limits described in Sections 5 and 6(b) hereof and any other applicable requirements of the Exchange or other regulatory authority, the Committee hereby reserves the right to make any additional adjustments to the number of Common Shares to be issued pursuant to any Performance Award if, in the sole discretion of the Committee, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan.

(d)
Determination of the Payout Multiplier - Annually prior to the Issue Date in respect of any Performance Award, the Committee shall assess the performance of the Corporation for the applicable period. The weighting of the individual measures comprising the Corporate Performance Measures shall be determined by the Committee in its sole discretion having regard to the principal purposes of the Plan and, upon the assessment of all Corporate Performance Measures, the Committee shall determine the Corporation's ranking. The applicable Payout Multiplier in respect of this ranking shall be as set forth in Schedule "A" hereto. For greater certainty, for those Performance Awards where the Issue Date is the second or third anniversary of the grant date, the Payout Multiplier will be the arithmetic

Exhibit 99.1

average of the Payout Multiplier for each of the two or three preceding performance assessment periods, respectively. In the event of a Change of Control, the Payout Multiplier for the current performance assessment period shall be determined by the Committee. In making such determination, the Committee shall assess performance relative to the pre-established Corporate Performance Measures using an end date for the current performance assessment period which shall not be more than fourteen (14) days prior to the date upon which a Change of Control is anticipated to occur.

(e)
Payment in Respect of Share Awards - On the Issue Date, the Corporation shall have the option of settling any amount payable in respect of a Share Award by any of the following methods or by a combination of such methods:

(i)	Common Shares issued from the treasury of the Corporation; or

(ii)
with the consent of the Grantee, cash in an amount equal to the aggregate Fair Market Value of such Common Shares that would otherwise be delivered in consideration for the surrender by the Grantee to the Corporation of the right to receive such Common Shares under such Share Award.

Any amount payable to a Grantee in respect of a Share Award shall be paid to the Grantee as soon as practicable following the Issue Date and in any event within sixty (60) days of the Issue Date (provided that any amount payable with respect to an Issue Date that occurs after the Cessation Date, but before the Share Award has terminated in accordance with an applicable provision of Section 6(f), must occur not later than March 15 of the year following the year in which the Cessation Date occurs, if earlier) and the Corporation shall withhold from any such amount payable all amounts as may be required by law and in the manner contemplated by Section 7 hereof.
Where the determination of the number of Common Shares to be delivered to a Grantee pursuant to a Share Award in respect of a particular Issue Date would result in the issuance of a fractional Common Share, the number of Common Shares deliverable on the Issue Date shall be rounded down to the next whole number of Common Shares. No certificates representing fractional Common Shares shall be delivered pursuant to this Plan nor shall any cash amount be paid at any time in lieu of any such fractional interest.

(f)
Termination of Relationship as Service Provider - Unless otherwise determined by the Committee or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any written employment or consulting agreement governing a Grantee's role as a Service Provider, the following provisions shall apply in the event that a Grantee ceases to be a Service Provider:

(i)
Death - If a Grantee ceases to be a Service Provider as a result of the Grantee's death, the Issue Date for all Common Shares awarded to such Grantee under any outstanding Share Award Agreements shall be accelerated to the Cessation Date, provided that the President and Chief Executive Officer of the Corporation in the case of a Grantee who is not a director or officer and the Committee in all other cases, taking into consideration the performance of such Grantee and the performance of the Corporation since the date of grant of the Share Award(s), may determine in its sole discretion the Payout Multiplier to be applied to any Performance Awards held by the Grantee.

Exhibit 99.1

(ii)
Termination for cause - If a Grantee ceases to be a Service Provider as a result of termination for cause, effective as of the Cessation Date all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be immediately terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee.

(iii)
Voluntary Resignation - If a Grantee ceases to be a Service Provider as a result of a voluntary resignation, effective as of the day that is fourteen (14) days after the Cessation Date, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee.

(iv)
Other Termination - If a Grantee ceases to be a Service Provider for any reason other than as provided for in (i), (ii) and (iii) above, effective as of the date that is sixty (60) days after the Cessation Date and notwithstanding any other severance entitlements or entitlement to notice or compensation in lieu thereof, all outstanding Share Award Agreements under which Share Awards have been made to such Grantee, whether Restricted Awards or Performance Awards, shall be terminated and all rights to receive Common Shares thereunder shall be forfeited by the Grantee.

(v)
Non-Management Directors - If a Grantee who is a Non-Management Director ceases to be a Service Provider as a result of: (A) a voluntary resignation or voluntarily not standing for re-election as a director of the Corporation, such events shall be treated as a voluntary resignation under (iii) above; or (B) failing to be re-elected as a director of the Corporation by the Shareholders, such event shall be treated as an other termination under (iv) above.

(g)
Rights as a Shareholder - Until the Common Shares granted pursuant to any Share Award have been issued in accordance with the terms of the Plan, the Grantee to whom such Share Award has been made shall not possess any incidents of ownership of such Common Shares including, for greater certainty and without limitation, the right to receive Dividends on such Common Shares and the right to exercise voting rights in respect of such Common Shares.

Such Grantee shall only be considered a Shareholder in respect of such Common Shares when such issuance has been entered upon the records of the duly authorized transfer agent of the Corporation.

(h)
Treatment of Non-Cash Dividends - In the case of a non-cash Dividend, including Common Shares or other securities or other property, the Committee will, in its sole discretion and subject to any required approval of the Exchange, determine whether or not such non-cash Dividend will be provided to the Share Award holder and, if so provided, the form in which it shall be provided.

(i)	Effect of Certain Changes - In the event:

(i)	of any change in the Common Shares through subdivision, consolidation, reclassification, amalgamation, merger or otherwise;

Exhibit 99.1

(ii)	that any rights are granted to all Shareholders to purchase Common Shares at prices substantially below Fair Market Value; or

(iii)	that, as a result of any recapitalization, merger, consolidation or other transaction, the Common Shares are converted into or exchangeable for any other securities, then, in any such case, the Board may, subject to any required approval of the Exchange, make such adjustments to the Plan, to any Share Awards and to any Share Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

7.	Withholding Taxes
When a Grantee or other person becomes entitled to receive Common Shares or a cash payment in respect of any Share Award Agreement, the Corporation shall have the right to require the Grantee or such other person to remit to the Corporation an amount sufficient to satisfy any withholding tax requirements relating thereto. Unless otherwise prohibited by the Committee or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)	the tendering by the Grantee of cash payment to the Corporation in an amount less than or equal to the total withholding tax obligation; or

(b)
the withholding by the Corporation or a Baytex Affiliate, as the case may be, from the Common Shares otherwise due to the Grantee such number of Common Shares as it determines are required to be sold by the Corporation, as trustee, to satisfy the total withholding tax obligation (net of selling costs, which shall be paid by the Grantee). The Grantee consents to such sale and grants to the Corporation an irrevocable power of attorney to effect the sale of such Common Shares and acknowledges and agrees that the Corporation does not accept responsibility for the price obtained on the sale of such Common Shares; or

(c)
the withholding by the Corporation or a Baytex Affiliate, as the case may be, from any cash payment otherwise due to the Grantee such amount of cash as is less than or equal to the amount of the total withholding tax obligation;

provided, however, that the sum of any cash so paid or withheld and the Fair Market Value of any Common Shares so withheld is sufficient to satisfy the total withholding tax obligation.

8.	Non-Transferability
Subject to Section 6(f)(i) hereof, the right to receive Common Shares pursuant to a Share Award granted to a Service Provider may only be exercised by such Service Provider personally. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.

Exhibit 99.1

9.	Merger and Sale, etc.
If the Corporation enters into any transaction or series of transactions, other than a transaction that is a Change of Control and to which Sections 6(c)(i)(III) and 6(c)(ii)(III) hereof apply, whereby the Corporation or all or substantially all of the Corporation's undertaking, property or assets become the property of any other trust, body corporate, partnership or other person (a "Successor") whether by way of take-over bid, acquisition, reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, then prior to or contemporaneously with the consummation of such transaction:

(a)
the Corporation and the Successor shall execute such instruments and do such things as are necessary to establish that upon the consummation of such transaction the Successor will have assumed all the covenants and obligations of the Corporation under this Plan and the Share Award Agreements outstanding on consummation of such transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the right to receive shares, trust units, securities or other property of the Successor in lieu of Common Shares on the Issue Date(s) applicable to such Share Awards), and subject to compliance with this Section 9, any such Successor shall succeed to, and be substituted for, and may exercise every right and power of, the Corporation under this Plan and such Share Award Agreements with the same effect as though the Successor had been named as the Corporation herein and therein and thereafter, the Corporation shall be relieved of all obligations and covenants under this Plan and such Share Award Agreements and the obligation of the Corporation to the Grantees in respect of the Share Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares on the Issue Date(s) applicable to such Share Awards; or

(b)
if the Share Awards (and the covenants and obligations of the Corporation under this Plan and the Share Award Agreements outstanding on consummation of such transaction) are not so assumed by the Successor, then the Issue Date for all Common Shares awarded pursuant to such Share Awards that have not yet been issued as of such time shall be the date which is immediately prior to the date upon which the transaction is consummated.

10.	Amendment and Termination of Plan
This Plan and any Share Awards granted pursuant to the Plan may, subject to any required approval of the Exchange, be amended, modified or terminated by the Board without the approval of Shareholders. Notwithstanding the foregoing, the Plan or any Share Award may not be amended without Shareholder approval to:

(a)	increase the percentage of Common Shares reserved for issuance pursuant to Share Awards in excess of the limit prescribed in Section 5 hereof;

(b)	extend the Issue Date of any Share Awards issued under the Plan beyond the latest Issue Date specified in the Share Award Agreement (other than as permitted by the terms and conditions of the Plan);

(c)	permit a Grantee to transfer Share Awards to a new beneficial holder other than for estate settlement purposes;

Exhibit 99.1

(d)	change the limitations on Share Awards contained in Section 6(b) hereof; and

(e)	change this Section 10 to modify or delete any of (a) through (d) above.
In addition, no amendment to the Plan or any Share Awards granted pursuant to the Plan may be made without the consent of a Grantee if it adversely alters or impairs the rights of such Grantee in respect of any Share Award previously granted to such Grantee under the Plan.

11.	Miscellaneous

(a)	Effect of Headings - The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b)
Compliance with Legal Requirements - The Corporation shall not be obliged to issue any Common Shares if such issuance would violate any law or regulation or any rule of any government authority or stock exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Common Shares under any Share Award as the Committee may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Shares in compliance with applicable laws, rules and regulations. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Common Shares awarded under the Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada and the United States of the existence of the Plan and the granting of Share Awards hereunder in accordance with any such requirements.

(c)	Foreign Participants:

(i)
The Corporation may, without amending the Plan, modify the terms of Share Awards granted to Service Providers who provide services to the Corporation or any Baytex Affiliate from outside of Canada in order to comply with the applicable laws of such foreign jurisdictions. Any such modification to the Plan with respect to a particular Service Provider shall be reflected in the Share Award Agreement for such Service Provider.

(ii)
The terms of the Plan and the Share Awards granted hereunder to Grantees subject to taxation on employment income under the United States Internal Revenue Code of 1986, as amended, shall be determined by taking into consideration the provisions applicable to such persons as set forth in Schedule "B" hereto.

(d)
No Right to Continued Employment or Service - Nothing in the Plan or in any Share Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Corporation or any Baytex Affiliate, to be entitled to any remuneration or benefits not set forth in the Plan or a Share Award Agreement or to interfere with or limit in any way the right of the Corporation or any Baytex Affiliate to terminate a Grantee's employment or service arrangement with the Corporation or any Baytex Affiliate.

(e)
Ceasing to be a Baytex Affiliate - Except as otherwise provided in this Plan, Share Awards granted under this Plan shall not be affected by any change in the relationship between or ownership of the Corporation and a Baytex Affiliate.

Exhibit 99.1

(f)	Expenses – Except as provided in Section 7, all expenses in connection with the Plan shall be borne by the Corporation.

(g)
Unfunded Plan - This Plan shall be unfunded. The Corporation shall not be required to segregate any assets that may at any time be represented by Common Shares, cash or rights thereto, nor shall this Plan be construed as providing for such segregation. Any liability or obligation of the Corporation to any Grantee with respect to a Share Award under this Plan shall be based solely upon any contractual obligations that may be created by this Plan and any Share Award Agreement, and no such liability or obligation of the Corporation shall be deemed to be secured by any pledge or other encumbrance on any property of the Corporation. Neither the Corporation nor the Board nor the Committee shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

(h)
Grantee Information - Each Grantee shall provide the Corporation with all information (including personal information) required by the Corporation in order to administer the Plan. Each Grantee acknowledges that information required by the Corporation in order to administer the Plan may be disclosed to the Committee or its appointed administrator and other third parties in connection with the administration of the Plan. Each Grantee consents to such disclosure and authorizes the Corporation to make such disclosure on the Grantee's behalf.

(i)	Gender - Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

12.	Governing Law
The Plan shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

13.	Effective Date
This Plan was approved by the Board on October 25, 2010 and shall take effect on January 1, 2011, subject to acceptance of the Plan by the unitholders of Baytex Energy Trust, the Exchange and any other applicable regulatory authorities. Amendments to Sections 6(c)(i) and (ii) were approved by the Board on September 22, 2011. Amendments to the definition of Adjustment Ratio and Section 5 were approved by the Board on March 6, 2013. The deletion of Sections 6(c)(i)(I) and 6(c)(ii)(II) were approved by the Board on December 9, 2015. Amendments Sections 6(c)(i) and 6(c)(ii) (to revise issue date schedule for share awards), Sections 6(c)(i)(I) and 6(c)(ii)(I) (to clarify adjustments to Issue Dates for a Leave of Absence) and Section 6(d) (to specify how the Payout Multiplier is to be calculated in the event of a Change of Control) were approved by the Board on March 2, 2016. Amendments to Section 5 (to increase rolling cap to 3.8%) and Section 6(b) (to increase annual grant value limit for independent directors to $150,000) were approved by the Board on March 2, 2016 (subject to shareholder approval).

Exhibit 99.1

SCHEDULE "A"
BAYTEX ENERGY CORP.
Share Award Incentive Plan

Calculation of Payout Multiplier

Aggregate Assessment of Corporate Performance Measures
Ranking	Payout Multiplier
1st Quartile	2.0
2nd Quartile	1.5
3rd Quartile	1.0
4th Quartile	0.0

Exhibit 99.1

SCHEDULE "B"
BAYTEX ENERGY CORP.
Share Award Incentive Plan

Special Provisions Applicable to Grantees Subject to
Section 409A of the United States Internal Revenue Code
This Schedule sets forth special provisions of the Baytex Energy Corp. Share Award Incentive Plan (the "Plan") that apply to Grantees subject to Section 409A of the United States Internal Revenue Code of 1986, as amended.

1.	Definitions
Capitalized terms not otherwise defined in this Schedule shall have the meaning attributable to them under the Plan. For purposes of this Schedule, the following words and phrases shall have the meanings indicated:

(a)	"Code" means the United States Internal Revenue Code of 1986, as amended, and any applicable Treasury Regulations and other interpretive guidance promulgated thereunder as in effect from time to time;

(b)	"Section 409A" means Section 409A of the Code;

(c)	"Separation from Service" has the meaning set forth in Section 409A(a)(2)(A)(i) of the Code;

(d)	"Specified Employee" means a U.S. Grantee who meets the definition of "specified employee," as defined in Section 409A(a)(2)(B)(i) of the Code; and

(e)
"U.S. Grantee" means a Grantee who is a United States citizen or a United States resident alien as defined under Section 7701(b) of the Code or is otherwise subject to United States income tax on employment income.

2.	Compliance with Section 409A
Notwithstanding any provision of the Plan to the contrary, the following terms shall apply to U.S. Grantees with respect to any and all of their Share Awards:

(a)
In General. Notwithstanding any provision of the Plan or Share Award Agreement to the contrary, the provisions of the Plan and any Share Awards granted hereunder are intended to comply with or are exempt from Section 409A (including pursuant to the short-term deferral exemption under U.S. Treasury Regulation 1.409A-1(b)(4)). For purposes of Section 409A, each of the payments that may be made under this Plan is designated as a separate payment. All provisions of the Plan and any Share Awards granted hereunder shall be construed and interpreted in a manner consistent with the requirements of Section 409A, as applicable.

(b)	Cessation Date. With respect to U.S. Grantees, the "Cessation Date" as used in the Plan and any Share Award Agreement shall be the date of his or her Separation from Service.

Exhibit 99.1

(c)
Leave of Absence. With respect to U.S. Grantees, a "Leave of Absence" under the Plan and any Share Award Agreement shall occur only if (x) the U.S. Grantee's absence qualifies as "sick leave or other bona fide leave of absence" within the meaning of Section 409A and his or her Leave of Absence does not exceed six months or, if longer, the period for which the U.S. Grantee retains a right to reemployment by contract or under applicable law or (y) the U.S. Grantee's absence qualifies as a "disability" within the meaning of Section 409A (i.e., the U.S. Grantee's absence is due to the U.S. Grantee's inability to perform the duties of his or her position of employment or service or any substantially similar position of employment or service by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six months) and the employment or service relationship between the Corporation or a Baytex Affiliate and the U.S. Grantee continues for not greater than 29 months, regardless of whether the U.S. Grantee retains a contractual right to reemployment or service reinstatement.

(d)
Black-Out Periods. If, due to a Black-Out Period, it is administratively impracticable to issue Common Shares in respect of a U.S. Grantee's Restricted Award or Performance Award by the end of the applicable 2 ½ month period as set forth in U.S. Treasury Regulation 1.409A-1(b)(4)(i), and, as of the date upon which the legally binding right to the compensation arose, such impracticability was unforeseeable, then such issuance shall be made as soon as administratively practicable in accordance with U.S. Treasury Regulation 1.409A-1(b)(4)(ii) in order to qualify the Restricted Award or Performance Award, as applicable, as a "short-term deferral" within the meaning of Section 409A.

(e)
Specified Employee Rule. If a U.S. Grantee becomes entitled to receive payment in respect of any Share Awards as a result of his or her Separation from Service, and the U.S. Grantee is a Specified Employee at the time of his or her Separation from Service, and the Committee makes a good faith determination that (i) all or a portion of the Share Awards constitute "deferred compensation" (within the meaning of Section 409A) and (ii) any such deferred compensation that would otherwise be payable during the six-month period following such Separation from Service is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then payment of such "deferred compensation" shall not be made to the U.S. Grantee before the date which is six months after the date of his or her Separation from Service (and shall be paid in a single lump sum, without interest, on the first day of the seventh month following the date of such Separation from Service) or, if earlier, the U.S. Grantee's date of death. In such event, if the payment in respect of the U.S. Grantee's Share Award is made in cash in accordance with Section 6(e)(iii), the cash lump sum payment shall be equal to the number of Common Shares due pursuant to the U.S. Grantee's Share Award multiplied by the Fair Market Value as of the expiration of such six-month period or the date of death.

3.	Amendment of Schedule
The Committee shall retain the power and authority to amend or modify this Schedule to the extent the Committee in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without the approval of any U.S. Grantee.